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                            October 6, 2021

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       250 W. 1st Street, Suite 256
       Claremont, CA 91711

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 29
                                                            Filed September 24,
2021
                                                            File No. 024-10896

       Dear Mr. Behrens:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 29 Filed September 24, 2021

       General

   1. Please tell us what consideration you gave to updating your Form 1-A to include
                                                        (i) information
presented in your Form 1-U filed on September 30, 2021; and (ii) interim financial statements
and other relevant information from your Form 1-SA for the fiscal semiannual period ended
June 30, 2021, filed on September 28, 2021. Refer to Rule
                                                        252(a) of Regulation A,
which requires that your Form 1-A include all of the content required by Form 1-A
and "any other material information necessary to make the required statements, in light of
the circumstances under which they are made, not misleading."
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Michael Behrens
My Racehorse CA LLC
October 6, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                          Sincerely,
FirstName LastNameMichael Behrens
                                                          Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                          Office of Trade &
Services
October 6, 2021 Page 2
cc:       Christopher L. Tinen
FirstName LastName